

Raul Medina · 2nd

Head Chef at Venganza Foods

Oakland, California, United States · **Contact info**

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 1 mutual connection: Ravi Kurani

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Venganza Foods

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Experience

 **Head Chef**
Venganza Foods · Full-time
Jan 2016 - Present · 6 yrs 5 mos

Built, designed, and envisioned the future of Venganza through side-walk popups in C ...see more